Exhibit 99.1
Scorpio Tankers Inc. Announces Securities Repurchase Program and Newbuilding Vessel Delivery
MONACO--(Marketwired - May 28, 2015) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today (i) a new $250 million Securities Buyback Program, (ii) that it has recently taken delivery of an MR product tanker and (iii) that it will not exercise the options to purchase two LR2s currently under construction (with deliveries expected in the fourth quarter of 2016 and first quarter of 2017) from Scorpio Bulkers Inc., a related party.
New $250 Million Securities Buyback Program
On May 27, 2015, the Company’s Board of Directors authorized a new securities buyback program to purchase up to an aggregate of $250 million of the Company's common stock and bonds, which currently consist of its (i) Convertible Senior Notes Due 2019, which were issued in June 2014, (ii) Unsecured Senior Notes Due 2020 (NYSE: SBNA), which were issued in May 2014, and (iii) Unsecured Senior Notes Due 2017 (NYSE: SBNB), which were issued in October 2014. This program replaces the Company's stock buyback program that was previously announced in July 2014 and was terminated in conjunction with this new repurchase program.
The Company may repurchase its common stock and bonds in the open market and in privately negotiated transactions, at times and prices that are considered to be appropriate by the Company (in its sole discretion), but is not obligated under the terms of the program to repurchase any of its common stock or bonds.
As of May 29, 2015, the Company had outstanding:

•	181,005,026 shares of common stock

•	$360.0 million aggregate principal amount Convertible Senior Notes Due 2019

•	$53.75 million aggregate principal amount Unsecured Senior Notes Due 2020

•	$51.75 million aggregate principal amount Unsecured Senior Notes Due 2017
Newbuilding Vessel Delivery
The Company recently took delivery of an MR product tanker, STI Notting Hill, from Hyundai Mipo Dockyard of South Korea in May 2015. Upon delivery, this vessel began a time charter for up to 120 days at approximately $18,000 per day.
About Scorpio Tankers Inc.
Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 71 tankers (14 LR2 tankers, 15 Handymax tankers, and 42 MR tankers) with an average age of 0.9 years, time charters-in 19 product tankers (four LR2, five LR1, four MR and six Handymax tankers), and has contracted for 11 newbuilding product tankers (three MR and eight LR2), four of which are expected to be delivered in the second quarter of 2015, three in the third quarter of 2015 and the remaining four vessels throughout 2016. The Company also owns approximately 16% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Scorpio Tankers Inc.
212-542-1616